Exhibit 99.2

Equity Acquisition Framework Agreement

This Equity Acquisition Framework Agreement (this “Agreement”) is entered into by and among the following Parties on December 29, 2021 (the “Execution Date”）in Beijing：

Purchaser:

Scienjoy Holding Corporation（“SHC”）, a limited liability company established in the British Virgin Islands and has been listed on NASDAQ (shares trading code: SJ).

Target Companies:

GOLDEN SHIELD ENTERPRISES LIMITED（“GOLDEN SHIELD”），a limited liability company established in the British Virgin Islands.

Beijing Weiliantong Technology Co., Ltd. (北京微联通技术有限公司) (“Weiliantong”), a limited liability company established in China, which is an affiliate of GOLDEN SHIELD.

Shareholders of Target Companies:

WOLTER GLOBAL INVESTMENT LIMITED (“WOLTER GLOBAL”), a limited liability company established in the British Virgin Islands, which is the sole shareholder of GOLDEN SHIELD.

Tianjin Yieryi Technology Co., Ltd.(天津益尔熠科技有限公司) (“Yieryi”), a limited liability company established in China, which is the sole shareholder of Weiliantong.

Shareholder of Yieryi:

Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership) (青岛未来金产业投资基金合伙企业) (有限合伙)（“Weilaijin”）, a limited partnership incorporated in China, which is one of the shareholders of Yieryi, holding 8% equity interest of Yieryi.

Whereas,

1.	Target Companies are mainly engaged in the business of internet live video service (“Main Business”);

2.	The Purchaser intends to acquire all the shares of the Target Companies from the shareholders of the Target Companies and all resources (including but not limited to employees, customers, business, etc.) related to the business of the Target Companies that the shareholders of the Target Companies have.

NOW, THEREFORE, all Parties have signed this Agreement through friendly negotiation and make agreements with respect to the following terms and conditions on the matters of the transaction.

Article I Definitions

The terms have the following meanings unless otherwise expressed in this Agreement:

The Purchaser	means	SHC (including its affiliate, as applicable).
Target Companies	means	GOLDEN SHIELD and/or Weiliantong.
The Shareholders of Target Companies	means	the shareholders holding all the shares and equity interest of the Target Companies as of the Execution Date, including WOLTER GLOBAL and Yieryi.
Group Companies	means	the Target Companies and their subsidiaries, branches or other enterprises that actually controlled or jointly controlled by the Target Companies as of the Closing Date.
Transaction	means	the Purchaser’s acquirement of all the shares and equity interest of the Target Companies and all resources (including but not limited to employees, customers, business, etc.) related to the business of the Target Companies from the Shareholders of Target Companies in accordance with this Agreement and any other matters contemplated thereto.
Consideration	means	in relation to the Transaction, all the considerations to be paid or delivered by the Purchaser to the Shareholders of Target Companies, including the Cash Consideration and Share Consideration.
Cash Consideration	means

Repayment of Yieryi’s all outstanding debts in an aggregate amount of RMB 77.4 million to be made by the Purchaser (or its designated related party) to the lenders for benefits of Weiliantong, including the indebtedness of RMB 8.8 million owed by Weiliantong to Qingdao Weilan Zhiyuan Culture Media Co., Ltd., and RMB 13.8 million as the purchase price for the share transfer to be paid by the Purchaser to Yieryi in accordance with this Agreement, which amounts to RMB 100 million.

Shares Consideration	means

such number of restricted Class A Ordinary Shares to be issued by SHC to WOLTER GLOBAL, the Golden Shield’s shareholder, and Weilaijin, the shareholder of Weiliantong under this Agreement, which total number of shares (M) equals to: M=RMB180 million /Standard Shares Price (S), and the Standard Share Price (S) = the average price of the SHC Shares’ average daily price for the 20 trading days prior to the Execution Date (daily average price = the total strike price of the stocks sold on the day/the total number of shares sold on that day), among which, the number of shares to be issued to Weilaijin (M1) is: M1 = RMB260 million *8%/Standard Share Price (S), and the number of shares to be issued to Wolter Global (M2) is: M2 = M-M1.

Where any exchange rate conversion is involved in the calculation of stock prices in the Agreement, such conversion shall be conducted in accordance with the central parity rate of the US dollar against RMB announced by the China Foreign Exchange Trade System on Execution Date.

If the share number under M, M1, or M2 is not integer, the part less than 1 share will be ignored.

Target Shares	means	all of the shares and equity interest of the Target Companies to be acquired by Purchaser from the Shareholders of Target Companies.
Parties	means	the Purchaser, the Target Companies and the Shareholders of Target Companies.
Closing Date	means	such date when the Shareholders of Target Companies and the Purchaser have signed such agreements to transfer all of the Target Shares to Purchaser.
Transaction Documents	means	all agreements and documents in connection with the Transaction, including this Agreement.
Employment Agreement	means

the employment agreements signed by the key management personnel of the Group Companies as required by the Purchaser, as well as the customary confidentiality, non-competition and intellectual property transfer agreements.

Transition Period	means	the term commencing from the Execution Date to the completion of all relevant registration and filing procedures regarding transfer of Target Shares, as well as the Purchaser’s completion of the payment and delivery of the Consideration in accordance with this Agreement.
China	means	People’s Republic of China (PRC).

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Article II Transaction

2.1	The Purchaser purchases 100% equity interests of the Target Companies held by each shareholder of the Target Companies under the terms and conditions of this Agreement, such that the Purchaser will actual control the Target Companies, as follows.

2.1.1	Scienjoy Inc. (“Scienjoy”), a limited liability company established in the Cayman Islands, which is a subsidiary of SHC, will be designated by SHC to enter into a Share Transfer Agreement (including Instrument of Transfer ) with WOLTER GLOBAL, pursuant to which Scienjoy will purchase all of the shares held by WOLTER GLOBAL in GOLDEN SHIELD and GOLDEN SHIELD will update its register of members accordingly;

2.1.2	Zhihui Qiyuan (Beijing) Science and Technology Co., Ltd. (智汇启源（北京）科技有限公司) (“Zhihui Qiyuan”), a limited liability company established in China, which is an affiliate actually controlled by SHC, will be designated by SHC to enter into an Equity Interest Transfer Agreement with Yieryi, pursuant to which Yieryi will transfer all of the equity interest held by it in Weiliantong to Zhihui Qiyuan, and meanwhile, Yieryi shall transfer all of its employees, businesses and customers related to the actual business of Weiliantong to Weiliantong. Zhihui Qiyuan will pay RMB13.8 million in cash to Yieryi.

2.1.3	The Parties unanimously agree that, as an essential part of the Transaction and taken as a whole arrangement, Zhihui Qiyuan and Yieryi shall enter into a debt settlement agreement, pursuant to which Zhihui Qiyuan shall repay the debt of RMB77.40 million to Yieryi for benefits of Weiliantong, and further, Zhihui Qiyuan and Qingdao Weilan Zhiyuan Culture Media Co., Ltd. (“Qingdao Weilan”) shall sign a debt settlement agreement to provide that Zhihui Qiyuan will pay RMB 8.8 million to Qingdao Weilan as repayment of the indebtedness owed by Weiliantong.

2.2	The Parties acknowledge and agree that, after execution of this Agreement and any other Transaction Documents relating to the transfer of the Target Shares, the date of January 1, 2022 will be regarded as the Closing Date, and thereafter, the Purchaser shall have the right to maintain or adjust the management of the Group Companies as necessary so as to achieve the purpose of ultimately controlling the Target Companies in all respects.

2.3	From the Execution Date until the date that all Target Shares have been registered under name of Purchaser (or such subsidiaries and affiliates as designated by Purchaser), the Shareholders of Target Company shall not, directly or indirectly, transfer, pledge or otherwise dispose of the Target Shares to any other parties, or in any way dispose of the significant assets of the Target Companies without the written consent of the Purchaser.

2.4	In order to motivate the management team of the Target Companies to promote continuous value to the Target Company after the Closing Date, the Parties agree that the Share Consideration shall be allotted and issued in installments as follows:

2.4.1	SHC shall issue 80% of the Share Consideration (M2) to WOLTER GLOBAL and issue the Share Consideration (M1) to the Weilaijin at the Closing Date in accordance with the Article 4.1.1; and

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2.4.2	thereafter, subject to any applicable provisions of the Agreement, so long as the core members of Group Company’s management have complied with the Employment Agreement (including but not limited to the undertaking under Article 3.9 of this Agreement with respect to at least a 2-year service period), without significant changes (including that the CEO of the Target Companies does not terminate service), and after the Target Companies have achieved the following performance regarding the revenues (“Target Revenues”) each year (“Performance Year”), SHC will issue 10% of Share Consideration (M2) to WOLTER GLOBAL for such Performance Year:

(1)	Target Companies’ total annual revenue is no less than RMB280 million in Year 2022;

(2)	Target Companies’ total annual revenue is no less than RMB360 million in Year 2023;

SHC will issue such Share Consideration to WOLTER GLOBAL within ten (10) business days following the Purchaser’s final confirmation with the revenues of Target Companies, provided however that, if the total annual revenue of a Performance Year does not reach the Target Revenue in such year, but is more than 80% (including 80%), then SHC will adjust the number of Shares Consideration issuable for such Performance Year based on the revenue actually achieved by the Target Companies, as follows:

the number of shares issuable = (the actual total annual revenue in the Performance Year / the Target Revenue of such Performance Year ) × (10% of the total Shares Consideration)

For the avoidance of doubt, if the Target Companies fail to achieve 80% of the Target Revenue in a Performance Year, SHC will not be obligated to issue any Share Consideration to WOLTER GLOBAL in such Performance Year.

Article III Closing Precedence to Transaction

The completion of Transaction shall be conditioned upon the followings:

3.1	The Purchaser has obtained all of its internal consent and approval with respect to the Transaction, including but not limited to the approval from Purchaser’s board of directors, and has completed all formalities in relevant governmental authorities and agencies, including but not limited to filings, announcements, notices and any other procedures to be made in the U.S. Securities and Exchange Commission (“SEC”) and NASDAQ.

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3.2	Target Companies has obtained all of their internal consent and approval with respect to the Transaction, including but not limited to the approval from the Target Companies board of directors and shareholders, and has completed all procedures and formalities in relation to the transfer of the Target Shares. There is no other requisite approval or precedent procedures from any third parties, including but not limited to governmental authorities and agencies.

3.3	The Purchaser has completed its due diligence on the Group Companies, of which results are satisfactory to the Purchaser

3.4	All Parties have signed this Agreement and other Transaction Documents, including but not limited to such documents relating to the transfer of the Target Shares as set forth in Article 2.1.

3.5	The representations, warranties and undertakings made by the Target Companies and the Shareholders of Target Companies under This Agreement are true, correct and complete, and shall be in full force and effect as of the Closing Date.

3.6	As a lawful and continuously operating entities, the Group Companies have not committed or shall not have committed any material violation of laws or regulations which has the effect on its valid existence, and there is no Material Adverse Effect on the operation of its business (including, without limitation, the relevant licenses and permits of the Group Companies remain valid and are not revoked, cancelled or expired or fail to be extended) and there are no other circumstances which may cause a Material Adverse Effect on the Transaction;

3.7	During the Transition Period, there is no material adverse changes against Group Companies’ business or financial status. The Group Companies do not establish or create any encumbrance on any of their assets or properties, nor directly or indirectly dispose of its substantial assets by any means. There is no material indebtedness or labilities incurred by the Group Companies.

3.8	During the Transition Period, the Shareholders of Target Companies shall not transfer the Target Shares to a third party other than the Purchaser, or impose a pledge (or mortgage) on them.

3.9	As required by the Purchaser, the management team of the Target Companies shall keep stable. The members of senior management of the Target Companies shall have entered into an employment contract in the form and substance to the satisfaction of the Purchaser, with a term no less than two (2) years, as well as other customary confidentiality, non-competition and non-solicitation and intellectual property transfer agreements.

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3.10	Other closing conditions and deliveries relating to the Transactions as reasonably required by the Purchaser, including but not limited to:

3.10.1	certified true copy of updated register of members of GOLDEN SHIELD, evidencing that Scienjoy Inc. has become the sole shareholder of GOLDEN SHIELD;

3.10.2	The documents evidencing that Weiliantong has completed all the formalities in the local market supervision and management department with respect to transfer of equity interest from Weiliantong’s shareholder to Zhihui Qiyuan, including Weiliantong’s updated business license and its articles of association;

3.10.3	Yieryi shall have disclosed all business contracts to the Purchaser and assigned the rights and obligations under such contracts to the Purchaser.

3.11	The Shareholders of Target Companies and the Target Companies shall have handed over all of the bank accounts of the Group Companies to Purchaser and completed related procedures as required by the Purchaser, including but not limited to, change of the account authorized person, or delivery of the payment tools (including tokens or similar electronic device) and password or code, and any other items as applicable.

The Purchaser shall have its sole discretion to waive or prolong the execution of the conditions precedent in writing.

Article IV Payment and Delivery of Consideration

4.1	The Consideration to be paid or delivered by the Purchaser under this Agreement equals to RMB280 million, including Cash Consideration and Share Consideration (SHC’s equivalent shares), will be made as follows:

4.1.1	Within fifteen (20) business days following the completion of all the conditions precedent as provided in Article 3, SHC shall issue 80% of the Share Consideration (M2), i.e. 3,898,511 Class A Ordinary Shares of SHC, to WOLTER GLOBAL, and the remaining part of the Share Consideration shall be issued in accordance with the above Article 2.4.

4.1.2	SHC shall allocate Share Consideration (M1), i.e. 636,691 Class A Ordinary Shares of SHC, to Weilaijin at such time and by such means as below:

a)	If Weilaijin fails to complete the filing in relevant China’s governmental authorities regarding its offshore direct investment (“ODI”) and obtain requisite administrative approvals or permits (if any) so as to acquire the qualification for overseas investment by March 15, 2022, SHC will allocate all of such Shares Consideration (M1) to WOLTER GLOBAL.

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b)	Weilaijin has obtained the ODI approvals or permits prior to March 15, 2022, SHC shall issue the Shares Consideration (M1) to Weilaijin at the following time, whichever is later

i.	Within fifteen (20) business days from the date when all the closing precedence mentioned in Article 3 have been completed, or

ii.	Within fifteen (20) business days from the date on which SHC has received relevant written documents evidencing that Weilaijin has completed the filing of ODI and obtained related approvals or permits, which can prove in material respects that it is qualified to make overseas investment.

4.1.3	Within five (5) business days after the execution of this Agreement, Zhihui Qiyuan shall pay Yieryi and Qingdao Weilan in cash for repayment of the debts in accordance with Article 2.1.3 hereof. Zhihui Qiyuan shall pay the Weiliantong Equity Transfer Price to Yieryi in accordance with provisions set forth in Article 2.1.2 hereof within 15 business days from the date of completion of all conditions to Closing set forth in Article 3 hereof, subject to other applicable provisions hereof (including Article 10.4.2).

4.2	Without prior consent from the Purchaser, WOLTER GLOBAL and Weilaijin shall not directly or indirectly transfer, sell, pledge or otherwise dispose of the Share Consideration to any other party within six (6) months following the issuance date of such part of Share Consideration, and for purpose of this provision, WOLTER GLOBAL and Weilaijin shall respectively enter into a separate agreement (such as a lock-up agreement) with SHC on the issuance date of the Share Consideration.

4.3	Within 3 months from the issuance date of the Share Consideration to WOLTER GLOBAL and Weilaijin, SHC shall submit an application to the SEC to register the shares so issued (including but not limited to F3 forms).

4.4	Each Party shall bear its own taxes and fees in relation to the Transaction, and the Purchaser shall have the right to withhold the corresponding taxes and fees on the Consideration paid or delivered to the Shareholders of Target Companies under this Agreement in accordance with applicable law or as required by the relevant tax authorities. The Shareholders of Target Companies shall indemnify and hold harmless for the Purchaser against any damage or loses arising from tax liability of the Shareholders of Target Companies, and the Purchase shall have the right to claim against the Shareholders of Target Companies under such circumstance.

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Article V Arrangements after Execution Date

5.1	Unless for purpose of completion of the Transaction under this Agreement, the Shareholders of Target Companies shall (and shall cause their respective directors, representatives and other senior managers to) comply with the following undertakings:

5.1.1	manage the Group Companies in due course and fulfill the obligation of integrity and diligence, and shall not take any actions to harm the interests of the Group Companies or derogate the value of the Group Companies;

5.1.2	shall not directly transfer or donate the assets of the Group Companies to any third party by any means, and guarantee that the Purchaser (or the person designated by Purchaser) can take over the daily business operation and management of the Group Companies during the Transition Period;

5.1.3	shall not waive any creditor’s rights entitled by Group Companies, or create any liability on the assets of the Group Companies, or provide any guarantee for benefit of third party by Group Companies’ properties.

5.2	During the Transition Period, the Group Companies shall operate business in the ordinary course and maintain financial books and records in a customary and lawful manner in accordance consistent with past practice, and in compliance with laws and regulations as applicable to its property, assets or business, and shall notify the Purchaser of any event, facts, conditions, changes or other circumstances that would cause or may cause material adverse changes to the status of Group Companies or have material adverse effects on the Transaction.

5.3	The Shareholders of Target Companies and the Target Companies shall take all necessary actions to cooperate with the Purchaser for completion of the Transaction, including but not limited execution of relevant documents.

5.4	The Group Companies shall complete the adjustment of the management structure as required by Purchaser and comply with the Purchaser’s internal rules, including but not limited to, the approval of the annual budget and business plan, large expenditures and disposal of substantial assets, borrowings and guarantees, and related-parties transactions.

Article VI Effectiveness

This Agreement shall become effective upon all Parties’ execution by its authorized representative or with chop (if applicable), subject any approvals, filings or registration as required by relevant governmental authorities as necessary.

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Article VII Representations and Warranties

7.1	As of the Closing Date, each of the Target Companies, the Shareholders of Target Companies and Yieryi’s Shareholder hereby severally and jointly represents and warrants to the Purchaser that:

7.1.1	It is a legally established and existing entity or a natural person with civil capacity, and has all necessary rights and capacities to conclude and perform all obligations and responsibilities under this Agreement.

7.1.2	its execution of this Agreement will not conflict with its charter documents and any agreements binding to it.

7.1.3	In respect of the registered capital of Weiliantong, RMB10 million has been fully paid, and as for such paid-up registered capital, there is no false capital contribution or capital withdrawal by its shareholder. The Shareholders of Target Companies legally own the equity of the Target Companies, and there is no mortgages, pledges, proxy holdings, share trusts or any other rights that affect the disposal of the equity interest held by the Shareholders of Target Companies in the Target Companies.

7.1.4	There is no litigation, dispute, administrative investigation or judicial proceedings against it, resulting in the potential risks and adverse effect to the Shareholders of Target Companies and Target Companies, such as the freezing and compulsory transfer against the Target Shares, and there is no current or potential events which has caused or will cause frozen or compulsory transfer of the assets or property of the Group Companies.

7.1.5	Each Group Company holds or owns all assets (including intellectual property), property (including intangible assets), facilities, services, and related contractual rights and third-party authorizations required and necessary for its business operations, and has legal and full ownership of assets in its name and such assets or any rights and interests relating to them are not subject to any collateral, pledge or third party’s claim to assets under the company’s name or have obtained the consent of such rights holders to such assets.

7.1.6	Each Group Company operates its business in compliance with any applicable laws, including payment of taxes. The information and documents provided to the purchaser is true, authentic, complete and effective and has not been deliberately concealed. Each Group Company complies in all respects with other applicable laws, regulations, regulations and orders of all governmental, administrative, supervisory bodies to which it is bound, including, but not limited to, its lawful and effective holding of all licenses, qualifications, approvals and registrations necessary for its business operation.

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7.1.7	It has provided and disclosed to the Purchaser all the information related to its assets, financial status and any other documents as required by Purchaser, (including but not limited to the balance sheet and profit and loss statement, the “Financial Statements”), and guarantee that such information and documents shall be true, complete and accurate, without holding any information which will affect Purchaser’s decision to execute or perform this Agreement. Each of the Target Companies and the Shareholders of Target Companies further confirms and warrants that: (1) except for the indebtedness already covered in the Financial Statements, the Group Company does not have any other debts or similar liabilities, unless otherwise disclosed in writing by the Target Companies and as confirmed by the Purchaser; (2) the Group Company shall have collected all the account receivables incurred before the Closing Date within 24 months following the Closing Date, and as for other non-operating debts or similar liabilities (including but not limited to loans extended by the Group Companies to the Shareholders of Target Companies), the Group Companies shall have been fully repaid before the Closing Date or otherwise settled in a manner agreed by the Purchaser.

7.1.8	there is no litigation, investigation or procedure that may have a material adverse effect on its business, operations, properties, assets, financial status or prospects when it is known to have an impact on it; has resulted in its business, operation, property, assets, financial status, and shall notify the Purchaser immediately after occurrence of such events.

7.1.9	any Group Company’s patents, trademarks, copyrights, domain names and other intellectual property rights are legal owned by such Group Company and shall continue to be valid and effective, without any defects, disputes or third-party claims.

7.1.10	The Group Companies have provided all relevant material contracts as required by the Purchaser, including but not limited to agreements significant to the business operation, and undertake that: (1) such major contracts are still valid and enforceable as of the Closing Date; (2) no party to such contract has breached the contract or has intention to terminate the contract; (3) the completion of the Transaction hereunder will not need to obtain consent from the other party to contract, nor will it cause an early termination of the contract or acceleration of or increasing burden of the Group Company’s obligations under such material contract.

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7.1.11	The Target Companies and the Shareholders of Target Companies shall strictly perform and implement provisions under this Agreement to complete the Transaction, such that the Purchaser can acquire the Target Shares, unless due to other party’s breach or force majeure.

7.1.12	The Shareholders of Target Companies shall be responsible for all legal, tax, debt, guarantee, and economic disputes with respect to Group Companies incurred prior to the completion of this Transaction (or which events occurred after the Closing Date, but the fact was caused and generated by the Group Companies prior to the Closing Date). The Shareholders of Target Companies shall indemnify and hold harmless for Purchaser against such loss or damages thereto.

7.2	The Purchaser represents and warrants that：

7.2.1	it has all the necessary rights and abilities to enter into and perform all obligations and responsibilities under this Agreement;

7.2.2	it is binding to obligations and responsibilities under this Agreement.

7.3	Each party warrants that it shall indemnify the other party in full for any loss caused to. the other party by the untrue or material omission of such representations, undertakings and warranties and other written undertakings made by such party.

Article VIII Confidentiality

8.1	The scope of confidentiality described in this Agreement includes all matters described in this Agreement and confidential information known on the matter.

8.2	After the signing of this Agreement, any party and the recipient of confidential information shall guarantee that：

8.2.1	keep the information confidential and shall not disclose the contents of this Agreement；

8.2.2	except for the prior written consent of the confidential information provider or the circumstances specified in Article 8.3, no confidential information will be disclosed to any third party;

8.2.3	except for performance of this Agreement, no confidential information will be used for other purposes.

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8.3	The obligations set forth in Article 8.2 of this Agreement do not apply to any of the following circumstances:

8.3.1	Confidential information known to the public not due to the recipient’s reasons at any time after the signing of this Agreement;

8.3.2	When relevant laws, administrative regulations, normative documents and relevant government and industry authorities require disclosure, including but not limited to the external announcements made by the Purchaser to meet the needs of the listed regulatory authorities and institutions;

8.3.3	Confidential information legally obtained by the recipient from a third party after the signing of this Agreement;

8.3.4	For the execution of this Agreement, the recipient may reasonably disclose appropriate confidential information to its employees, professional consultants or agents as necessary, provided that the recipient ensures and induces its employees to comply with the confidentiality obligations set out in Article 8.2.

8.4	If for any reason the matters agreed to in this Agreement are not completed, the Parties agree to return all the materials and information provided by the other party to the provider as soon as possible.

Article IX Force Majeure Event

9.1	In the event of an event of force majeure that directly affects the performance of this Agreement or the conditions agreed upon in this Agreement cannot be fulfilled, the party that has an force majeure event shall immediately notify the other party of the event by fax or other reasonable means, and shall, within thirty 30 days of the date of the event of the force majeure, provide details of documents that cannot perform or need to be extended to perform this Agreement, which shall be issued by a notary institution in the area where the force majeure event occurred.

9.2	No party shall have the right to claim compensation from the other party for the damage caused by the force majeure event.

Article X Liability of Breach

10.1	After execution of this Agreement, except for force majeure, any party’s failure to perform or fail to promptly or improperly perform any of its obligations under this Agreement, or breach of any statement or guarantee made under this Agreement, shall constitute its breach of contract, shall be liable for breach of contract in accordance with the provisions of this Agreement or applicable laws.

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10.2	After execution of this Agreement, if the Purchaser discovers that the assets and liabilities of any Target Company are significantly different from the circumstances disclosed by it, or if the Target Company has any illegal and illegal activities, as well as major litigation, arbitration and other disputes, resulting in economic losses suffered by the Purchaser, the Shareholders of Target Companies shall compensate the Purchaser for the losses accordingly.

10.3	The Shareholders of Target Companies shall be responsible for any liabilities and/or contingent liabilities of the Group Companies existed prior to the Execution Date which is not disclosed by the Target Companies, including such liabilities arising from their violation of the representations and warranties in Article 7.1.7, such as uncollected accounts receivable and shareholders’ loans.

10.4	As to such liabilities and/or contingent liabilities of the Group Companies disclosed by the Target Companies prior to the Execution Date:

10.4.1	if the accounts receivables or any third-paid credit rights entitled by the Group Companies before the Closing Date have not recovered or paid within twenty-four (24) months following the Closing Date, the Purchaser shall have the right to require the Shareholders of Target Companies to pay such unrecovered amounts to the Purchase or the Target Companies within thirty (30) days thereafter;

10.4.2	if the Shareholders of Target Companies (including their affiliated parties) fail to repay all debts and loans (including principal and accrued interest) to the Group Companies before the Closing Date, the Purchaser shall have the right to deduct the amount of such debts and loans from the Cash Consideration.

10.5	Any party shall be liable for its breach of contract and shall compensate the other party for all losses caused by it. Such losses include but not limited to auditing fees, evaluation fees, financial consulting fees, attorney fees, and travel expenses incurred by other party for the matters concerned. For the avoidance of doubt, the Shareholders of Target Company and the Target Company shall be jointly and severally liable for their breach of this Agreement.

Article XI Governing Law and Dispute Resolution

11.1	The conclusion, validity, interpretation, execution and dispute resolution of this Agreement are governed by PRC law.

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11.2	Where all disputes arising out of or relating to the execution of this Agreement shall be resolved by friendly negotiation. If the settlement cannot be negotiated, the Parties to this Agreement irrevocably agree to submit the dispute to the Beijing Arbitration Commission for arbitration in accordance with the arbitration rules then effective. The arbitral award is final and binding on all Parties.

11.3	During the period of arbitration, all Parties shall continue to perform all other obligations under This Agreement except for the disputed matters or obligations submitted to the arbitration.

Article XII Other Matters

The Parties agree that they will use their best efforts in accordance with the principle of good faith to complete any actions required to make this Agreement effective as soon as possible, including but not limited to signing or urging a third party to sign any documents or applications, or obtaining any relevant approval, consent or permission, or completion of any relevant registration and filing. The Parties further agree that after the signing of This Agreement, the Parties can reach a supplementary agreement on matters not covered in This Agreement. If the supplementary agreement is inconsistent with this Agreement, the supplementary agreement shall prevail. The supplementary agreement constitutes an integral part of this Agreement.

Article XIII Modification and Termination

13.1	This Agreement can be amended or terminated upon consensus of all Parties. The modification, termination or cancellation of this Agreement shall be in written form, subject to approval form authorities as applicable.

13.2	The Parties agree that if the Transaction has not been completed within six (6) months following the Execution Date not due to any party’s breach of this Agreement, unless otherwise decided by the Purchaser to extend such term by delivery of a (10) business days prior written notice to other Parties, then any party shall have the right to terminate this Agreement.

13.3	If this Agreement is terminated or the Transaction is cancelled, the Parties shall take all necessary methods to restore the original status.

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Article XIV Severability

14.1	All the attachments of this Agreement are an integral part of this Agreement and have the same legal effect.

14.2	If there is a conflict or inconsistency between the attachment to this Agreement, this Agreement shall prevail.

14.3	This Agreement is written in Chinese, with multiple copies of originals, any of which shall have the same legal effect.

Article XV Miscellaneous

15.1	Any party shall send a notice related to this Agreement to the other party in written form, and shall be sent by hand, fax, telex or post; if the notice is delivered by hand, it shall be sent when it reaches the registered address of the other party. If it is sent by fax or telex, the sender will be deemed to have been served after receiving the response code; if it is sent by post, the delivery date will be five (5) business days after the date of delivery.

15.2	Any amendment to this Agreement shall take effect only with the consent of the Parties and the signing of written documents, and any modifications and supplements shall be an integral part of This Agreement.

15.3	The failure or delay by any party in the exercise and/or enjoyment of its rights and/or interests under This Agreement shall not be construed as a waiver of those rights and/or interests, and the exercise of such rights and/or interests shall not impede the future exercise of such rights and/or interests.

[signature pages to follow]

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(Signature Page to Equity Acquisition Framework Agreement)

Purchaser:

Scienjoy Holding Corporation

Signature：	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Director

(Signature Page to Equity Acquisition Framework Agreement)

Target Companies：

GOLDEN SHIELD ENTERPRISES LIMITED

Signature:	/s/ Junpeng Guo
Name:	Junpeng Guo
Title:	Director

Beijing Weiliantong Technology Co., Ltd.

Signature:	/s/ Junpeng Guo
Name:	Junpeng Guo
Title:	Legal Representative

(Signature Page to Equity Acquisition Framework Agreement)

Shareholders of Target Companies:

WOLTER GLOBAL INVESTMENT LIMITED

Signature:	/s/ Junpeng Guo
Name:	Junpeng Guo
Title:	Director

Tianjin Yieryi Technology Co., Ltd.

Signature:	/s/ Junpeng Guo
Name:	Junpeng Guo
Title:	Legal Representative

Shareholders of Yieryi:

Qingdao Weilaijin Industry Investment Fund Partnership (Limited Partnership)

Signature:	/s/ Changfu Lu
Name:	Changfu Lu
Title:	Representative of the Management Company

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